October 20, 2009

Beacon Law Advisors, PLLC
801 2nd Avenue?
Suite 614?
Seattle, WA 98104

Dear Sir or Madam:

Enclosed you will find the registration statement for Audience Productions, Inc. The registration statement was submitted on Form S-1 and filed with the Securities and Exchange Commission on October 20, 2009 under Section 5 of the Securities Act of 1933, as amended. Beacon Law
Advisors has acted as special counsel to the registrant and correspondence associated with this registration statement should be addressed to: Beacon Law Advisors (address above)
ATTN: Noel Howe, Fax: 206-749-9261, Phone: 206-264-3071,
Email: nhowe@beaconlaw.com.

If you have any questions or comments regarding this registration statement, please do not hesitate to contact me.

Respectfully,


/s/ NOEL HOWE

Noel Howe
Principal